Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

The following is the text of a website that is being maintained at www.edocumentview.com/dowexchange in connection with The Dow Chemical Company’s offer to exchange all shares of common stock of Blue Cube Spinco Inc. for common stock of The Dow Chemical Company.

EXCHANGE OFFER

Last Updated:  September 3, 2015

The Dow Chemical Company Exchange Offer -- Investor Information

On September 2, 2015, The Dow Chemical Company (“TDCC”) commenced an exchange offer related to the split-off of the Dow Chlorine Products Business. TDCC is offering to exchange all issued and outstanding shares of common stock of Blue Cube Spinco Inc. (“Splitco common stock”) for shares of TDCC common stock validly tendered and not properly withdrawn, as described in further detail in the Prospectus of Blue Cube Spinco Inc. (“Splitco”), dated September 2, 2015 (the “Prospectus”).

In the transactions, immediately following the consummation of this exchange offer, a special purpose merger subsidiary of Olin Corporation (“Olin”) will be merged with and into Splitco, and Splitco, as the surviving company, will become a wholly-owned subsidiary of Olin (the “Merger”). In the Merger, each issued and outstanding share of Splitco common stock will be converted into the right to receive 0.87482759 shares of common stock of Olin (“Olin common stock”). Accordingly, shares of Splitco common stock will not be transferred to participants in this exchange offer; such participants will instead receive shares of Olin common stock in the Merger. No trading market currently exists or will ever exist for shares of Splitco common stock.

The value of TDCC common stock and Splitco common stock (by reference to Olin common stock) will be determined by TDCC by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the last three trading days of the exchange offer period (not including the expiration date) as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension (as described in the Prospectus) (“Valuation Dates”), of TDCC common stock and Olin common stock on The New York Stock Exchange (“NYSE”). Based on an expiration date of October 1, 2015, the Valuation Dates are expected to be September 28, September 29, and September 30, 2015.

TDCC will provide on this website the daily VWAP of TDCC common stock and Olin common stock, together with indicative calculated per-share values for shares of TDCC common stock, Splitco common stock, and Olin common stock, the indicative exchange ratio, the upper limit and whether the upper limit is in effect, for each of the trading days that the exchange offer is open.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for important information about the exchange offer. A copy of the Prospectus, which includes a “Questions and Answers” section beginning at Page 5, and other related information are available through the links below.

Date:	September 3, 2015 4:30 PM ET
TDCC Daily VWAP:	42.8486
Olin Daily VWAP:	18.8893
Indicative Exchange Ratio:	N.A.
Upper Limit:	2.9318
Upper Limit in Effect:	N.A.

Table of Historical Indicative Calculated Per-Share Values

The table below shows the calculated per-share values on a given day, calculated as though that day were the last Valuation Date of this exchange offer.

During the period of the Valuation Dates, when the values of TDCC common stock, Splitco common stock, and Olin common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratio based on indicative calculated per-share values calculated by TDCC, which will equal (i) on the first Valuation Date, the intra-day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and the actual daily VWAP on the second Valuation Date. During this period, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and by 4:30 p.m., New York City time. This information may reflect up to a 30-minute reporting and upload delay. During each of the Valuation Dates, this table provides only the last previously provided indicative calculated per-share value with respect to that Valuation Date.

The final exchange ratio will be available by 4:30 p.m., New York City time, on the last Valuation Date.

Day	Date	TDCC Daily VWAP	Calculated per-share value of TDCC common stock	Olin Daily VWAP	Calculated per-share value of Olin common stock	Calculated per-share value of Splitco common stock (1)	Shares of Splitco common stock to be received per share of TDCC common stock(2)	Shares of Olin common stock to be received per share of TDCC common stock (3)	Exchange Ratio Limit in Effect
1*	9/2/2015	42.2872	N.A.	18.6100	N.A.	N.A.	N.A.	N.A.	N.A.
2*	9/3/2015	42.8486	N.A.	18.8893	N.A.	N.A.	N.A.	N.A.	N.A.
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(1) The calculated per-share value of Splitco common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Olin common stock on the NYSE on each of the Valuation Dates, multiplied by 0.87482759 (which is the number of shares of Olin common stock to be received for each share of Splitco common stock in the Merger).
(2) Subject to proration. See the section in the Prospectus entitled “This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of TDCC Common Stock”.
(3) Subject to receipt of cash in lieu of fractional shares of Olin common stock.  See the section in the Prospectus entitled “This Exchange Offer—Fractional Shares.”

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Bloomberg Screen Images of Dow and Olin VWAPs

 The screen images below depict the daily VWAP (as described in the Prospectus – Questions and Answers About This Exchange Offer and the Transactions) on the New York Stock Exchange, as published by Bloomberg Finance L.P. on Bloomberg pages “DOW UN<Equity>VAP” and “OLN UN<Equity>VAP.”

Used with permission of Bloomberg Finance L.P.

Other Related Information

Prospectus	Letter of Transmittal	Notice of Guaranteed Delivery
Notice of Withdrawal	Exchange and Transmittal Information Booklet	Letter to Dow Plan Participants
Press Release – Offer Launch	Press Release – Preliminary Results	Press Release – Final Results

The information agent for the exchange offer is:

480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310

1-888-566-8006 (toll-free in the United States)
+1-781-575-3340 (all others outside the U.S.)

Forward-Looking Statements

Note: The forward looking statements contained in this document involve risks and uncertainties that may affect Dow’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that Dow’s expectations will be realized. The Company assumes no obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws. This document also contains statements about Dow’s agreement to separate a substantial portion of its chlor-alkali and downstream derivatives business, distribute the business to Dow shareholders and then merge it with a subsidiary of Olin Corporation (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Olin’s ability to integrate the business successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Dow’s or Olin’s business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or Olin’s consolidated financial condition, results of operations or liquidity. Dow does not assume any obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

In connection with the proposed transaction, Blue Cube Spinco Inc. (“Spinco”) has filed a registration statement on Form S-4/S-1 containing a prospectus and Olin has filed a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by Dow, Spinco and Olin with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and any further amendments, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105. Attention: Investor Relations or Dow or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations.

This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, Dow, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding Dow’s directors and executive officers is available in Dow’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, filed March 27, 2015, and a supplement to the proxy statement filed March 31, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statements, prospectuses and proxy statement and other relevant materials filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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